UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2013

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Delivers New Level of Flexibility to Essential Wireless Connectivity for M2M

New AirPrime® HL Series modules are the smallest embedded wireless modules to be completely interchangeable across 2G, 3G, and 4G technologies; offer choice of snap-in connectivity or solder-down for scalable production; and are future-proof, thanks to over-the-air upgradability

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 5, 2013--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced the launch of the latest additions to the AirPrime® HL Series of embedded wireless modules for machine-to-machine (M2M) applications. The new AirPrime HL modules include satellite navigation support and are the smallest embedded wireless modules (22 x 23 mm) to be completely interchangeable across 2G, 3G, and 4G technologies. They provide device manufacturers with the ability to serve different regions, across multiple network technologies, with one device design.

The AirPrime HL Series is designed to be flexible, providing manufacturers with the choice of soldering down the module for efficient high-volume production, or using an innovative snap-in socket. With the snap-in socket, device manufacturers can quickly place the module in the device any time in the production cycle and swap 2G modules for 3G or 4G modules in the future, even in completed and field-deployed devices. With both the snap-in and solder-down options, manufacturers can leverage one design for their 2G, 3G, and 4G deployments, simply by changing the module installed in production – no other changes to the device design would be required.

In addition to the flexible hardware design, the AirPrime HL Series is designed to be future-proof. With AirVantage Management Service, an off-the-shelf cloud-based M2M platform from Sierra Wireless, customers can easily upgrade device firmware over-the-air for thousands or even millions of deployed devices at a time, ensuring they can stay in service for many years while lowering maintenance time and operating costs.

“We know that integrating new technology is one of the key challenges our customers face in their M2M deployments and it can prevent customers from deploying or evolving to new technologies as quickly as they would like to,” said Dan Schieler, Senior Vice President, OEM Solutions for Sierra Wireless. “The AirPrime HL Series meets that challenge head-on, providing a clear and simple 2G-to-4G migration path, the flexibility to swap modules as required, and effective, scalable firmware management for post-deployment upgrades. It’s an innovative solution to some of the most critical issues we see in M2M deployments across multiple industries.”

The AirPrime HL Series is ideal for M2M communications applications in point-of-sale, smart grid, and fleet management or tracking, with GNSS (GPS and GLONASS) included. Samples of the first product in the series, called the HL6528 (2G), are available now with commercial shipments expected to begin in the first quarter of 2014. Samples of the HL8548 (3G) are expected to be available in the first quarter, with commercial shipments expected in mid-2014. 4G LTE versions will follow, with more specific launch dates to be announced later.

For more information about the Sierra Wireless AirPrime HL Series embedded wireless modules, please visit http://www.sierrawireless.com/AirPrime/HL_Series. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 (604) 232 1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 5, 2013